Exhibit 99.1

SPI Energy Co., Ltd. Announces Management and Board Changes

HONG KONG, August. 23, 2018 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global provider of renewable energy solutions and cryptocurrency miner hosting services for business, residential, government and utility customers and investors, today announced changes to the senior management team and board of directors of the Company (the "Board"),

Mr. Min Xiahou resigned as the Deputy Chairman and director on the Board of Directors for personal reasons and was appointed consultant to the Board.

Mr. Michael Kim has been appointed to the position of Vice President and Finance Controller.

Mr. Tairan Guo, who has served as the Company's CFO since February 2017, resigned from that position and has been appointed special assistant to the Chairman and will continue to oversee the Company's green power consumption business and power plant assets.

Prior to SPI, Michael held various Finance and Accounting management positions with companies such as Arrow Electronics, Orica Mining Services, Milgard Manufacturing and PricewaterhouseCoopers. He has established accounting policies, procedures, internal controls and SOX compliance and has extensive experience in implementing systems and procedures to effectively and efficiently perform financial reporting requirements. Michael received his MBA from University of Washington and a bachelor’s degree in Accounting from University of California-Santa Barbara.

"We are pleased to welcome Michael on board as the Company's Vice President and Finance Controller and looking forward to working closely with him to further improve financial management " said Xiaofeng Peng, Chairman and Chief Executive Officer of SPI Energy. “On behalf of myself and the board, I would like to thank Tairan for his outstanding contributions and leadership during his tenure. We look forward to continuing to work with him. I especially want to express our deep appreciation for Mr. Min Xiahou's leadership and important contributions to SPI's success. I look forward to continuing to work together closely with Min in his new capacity as consultant to the Board.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of renewable energy solutions and cryptocurrencies miner hosting service for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, B2B e-commerce platform offering a range of PV, storage products in Australia as well as online platform (Umining.io) offering global VIP miner hosting service. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

Source: SPI Energy Co., Ltd.

SPI Energy Co., Ltd.